

February 28, 2011

Mr. David Bernstein
 Senior Vice President and Chief Financial Officer
CARNIVAL COROPORATION/CARNIVAL PLC
3655 N.W. 87th Avenue
Miami, Florida 33178-2428

> **Re: Carnival Corporation and Carnival plc**
> **Form 10-K for fiscal year ended November 30, 2010**
> **Filed January 31, 2011**
> **File Nos. 1-09610 and 1-15136**

Dear Mr. Bernstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K (Fiscal Year Ended November 30, 2010)

Management's Discussion and Analysis

Critical Accounting Estimates, page F-27

1.   With respect to your accounting estimates for ship accounting and asset impairment, please further discuss to clarify whether you evaluate for asset impairment your cruise ships on a ship by ship basis, or whether they are aggregated by cruise brand and then evaluated for long-life asset impairment. In this regard, please tell us and consider expanding the disclosure in Note 4, Property and Equipment, to the financial statements to disclose the individual carrying value of each of your ships that comprise the component line item of Ships in Note 4.

2. Further, please consider including in your financial statement footnotes, tabular disclosure of your goodwill, by cruise brand, as of each balance sheet date, as we note the disclosure in Note 10 that all of your cruise brands carry goodwill except for two. Similar tabular disclosure is also suggested for your other intangible assets, which you indicate in the financial statement notes are substantially related to trademarks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief